SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

CHARTER COMMUNICATIONS, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

16117M305

(CUSIP Number)

Richard N. Baer, Esq.

Senior Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 16117M305

1.	Names of Reporting Persons. Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,941,873 (1) (2)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 27,941,873 (1) (2)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,941,873

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Excludes shares beneficially owned by the executive officers and directors of Liberty.

13.	Percent of Class Represented by Amount in Row (11) 26.1% (3)

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 1,083,296 warrants to purchase shares of Common Stock exercisable in the next 60 days.

(2) Subject to certain restrictions, see Item 4 below.

(3) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Class A Common Stock outstanding is 106,144,075, as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on February 21, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Amendment No. 1)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

CHARTER COMMUNICATIONS, INC.

Liberty Media Corporation (the “Reporting Person” or “Liberty”) is filing this statement on Schedule 13D with respect to the shares of Class A Common Stock, par value $.001 per share (the “Common Stock”), of Charter Communications, Inc., a Delaware corporation (the “Issuer” or “Charter”).  The Schedule 13D originally filed with the Securities and Exchange Commission with respect to the Issuer by the Reporting Person, on May 10, 2013 (the “Liberty Schedule 13D”) is hereby amended and supplemented to include the information set forth herein.

This amended Statement on Schedule 13D/A (this “Statement”) constitutes Amendment No. 1 to the Liberty Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D. Except as set forth herein, the Liberty Schedule 13D is unmodified.

Item 4.   Purpose of Transaction

The information contained in Item 4 of the Liberty Schedule 13D is supplemented by adding the following thereto:

The Reporting Person is filing this Statement to disclose that (i) it has entered into a voting agreement, a copy of which is included as Exhibit 7(b) to this Statement and incorporated herein by reference, at the request of, and with, Comcast Corporation, a Pennsylvania corporation (“Comcast”), to facilitate the consummation of certain transactions between Comcast and the Issuer and (ii) in connection with the execution of such voting agreement and as a result of certain transactions contemplated by the Transactions Agreement (as defined below), the Reporting Person and the Issuer clarified the effects of such transactions upon the parties’ rights and obligations under the Stockholders Agreement.  A copy of the letter reflecting such clarifications is included as Exhibit 7(c) to this Statement and incorporated herein by reference.

On April 28, 2014, Comcast and Charter disclosed that, on April 25, 2014, they entered into a binding agreement (the “Transactions Agreement”), which contemplates three transactions: (1) a contribution and spin-off transaction, (2) an asset exchange and (3) a purchase of assets (collectively, the “Transactions”).  Comcast has disclosed that the Transactions are expected to be executed substantially contemporaneously with each other and will be consummated as promptly as practicable following the merger of a subsidiary of Comcast with Time Warner Cable Inc., a Delaware corporation (“TWC”), pursuant to the Agreement and Plan of Merger dated as of February 12, 2014, by and among Comcast, TWC and Tango Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Comcast (the “Comcast-TWC Merger Agreement”), as previously announced by Comcast and TWC.

Also, as disclosed by Comcast and Charter, in connection with the Transactions, a wholly owned subsidiary of Charter (“New Charter”) will convert into a corporation and thereafter, a newly formed, wholly owned subsidiary of New Charter will merge with and into Charter with the effect that all shares of Charter will be converted into shares of New Charter and New Charter will survive as the publicly-traded parent company of Charter.  Another newly formed, wholly owned subsidiary of New Charter will merge with and into a former wholly owned subsidiary of Comcast (“SpinCo”) which will hold and operate certain systems currently owned by Comcast and which will be spun-off as described in clause (1) of the definition of Transactions above, with SpinCo surviving (the “Merger”).  In the Merger, (i) New Charter will acquire certain SpinCo shares, and (ii) in exchange for such SpinCo shares, the SpinCo shareholders will receive New Charter shares (the issuance of such New Charter shares, the “Stock Issuance”).

On April 25, 2014, concurrently with the execution of the Transactions Agreement, Liberty  entered into a voting agreement (the “Voting Agreement”) with Comcast.  Pursuant to the Voting Agreement, Liberty agreed, among other things, to vote all of its shares of Common Stock in favor of the Stock Issuance and any other matters for which the approval of Charter’s stockholders is reasonably necessary to consummate the transactions contemplated by the Transactions Agreement, and against any actions that would reasonably be expected to prevent or delay the consummation of the transactions contemplated by the Transactions Agreement.

Liberty agreed, subject to certain exceptions, not to transfer its shares of Common Stock during the term of the Voting Agreement. Liberty further agreed that, subject to certain exceptions, neither it nor certain related entities will knowingly acquire ownership of any SpinCo stock until the second anniversary of the Merger.

The Voting Agreement will terminate upon the earliest of (i) immediately prior to the consummation of the Transactions; (ii) the termination of the Transactions Agreement in accordance with its terms; (iii) the date on which the Transactions Agreement is modified, amended or supplemented, or any waiver is granted thereunder, which (A) is reasonably likely to have an adverse effect (other than a de minimis adverse effect) upon Liberty’s rights and benefits under the Voting Agreement or the Stockholders Agreement with Charter; (B) is reasonably likely to create any new or additional obligations upon Liberty, or (C) changes or modifies the formulas to be used in connection with the calculation of the New Charter shares to be issued to the shareholders of Comcast, if such changes or modifications are reasonably likely to result in a material increase in the number of New Charter shares to be issued to the shareholders of Comcast as compared to the number calculated to be issuable pursuant to the formulas included in the Transactions Agreement as of April 25, 2014; (iv) the valid termination of the Comcast-TWC Merger Agreement in accordance with its terms; (v) at any meeting of stockholders of Charter at which a vote of Charter stockholders is taken on the Stock Issuance and the Stock Issuance is not approved by the requisite voting percentage; and (vi) the earlier of (A) 150 days after completion of the Comcast-TWC transaction and (B) August 12, 2015.

The foregoing description of the Voting Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached as an exhibit hereto and incorporated by reference herein.

In connection with the execution of the Voting Agreement, Liberty received a letter from Charter clarifying certain issues under the Stockholders Agreement, including, among other things, that following the merger of Charter with a subsidiary of New Charter, New Charter will be substituted for Charter for all purposes under the Stockholders Agreement, and that the term Company Common Stock, as defined and used in the Stockholders Agreement, will thereafter refer to the common stock of New Charter and acknowledging that Liberty’s execution, delivery and performance of its obligations under the Voting Agreement will not result in a breach, violation or default in respect of its obligations under the Stockholders Agreement.

The foregoing description of such letter does not purport to be complete, and is qualified in its entirety by reference to the full text of such letter, which is attached as an exhibit hereto and incorporated by reference herein.

Other than as set forth in this Statement or as contemplated by the Transactions Agreement, the Reporting Person does not have any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Liberty Schedule 13D is amended and restated as follows:

(a)                                                              The Reporting Person beneficially owns 27,941,873 shares of Common Stock, including 1,083,296 warrants to purchase shares of Common Stock exercisable in the next 60 days.  The 27,941,873 shares represent approximately 26.1% of the outstanding shares of Common Stock, based on 106,144,075 shares of Common Stock outstanding, as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on February 21, 2014.

(b)                                                         The Reporting Person has the sole power to vote or to direct the voting of 27,941,873 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares, subject to the terms of the Voting Agreement described in Item 4.

(c)                                                          Other than as stated herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Schedule 1 Person, has effected any transactions in the Common Stock during the 60 days preceding the date hereof.

(d)                                                         Not applicable.

(e)                                                          Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Liberty Schedule 13D is supplemented by adding the following thereto:

The information contained in Item 4 of this Amendment is incorporated herein by reference.

The pledge arrangements described under the headings Margin Loan Agreement with Nomura Securities (Bermuda) Ltd., Margin Loan Agreement with various lenders and Citibank, N.A., as Administrative Agent and Margin Loan Agreement with various lenders and Merrill Lynch International, as Administrative Agent in the Liberty Schedule 13D are omitted, because the Reporting Person has repaid all indebtedness with respect to which the shares of Common Stock held by the Reporting Person were pledged.

Item 7.   Material to be Filed as Exhibits

7(a)                                                                     Stockholders Agreement, dated as of March 19, 2013, by and between Charter Communications, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.1 to Liberty Media Corporation’s Quarterly Report on Form 10-Q filed on May 9, 2013).

7(b)                                                                          Voting Agreement, dated as of April 25, 2014, between Comcast Corporation and Liberty Media Corporation.

7(c)                                                                           Letter, dated as of April 25, 2014, from Charter Communications, Inc. to, and acknowledged by, Liberty Media Corporation.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LIBERTY MEDIA CORPORATION

By:	/s/ Pamela L. Coe
Name: Pamela L. Coe
Title: Vice President, Deputy General Counsel and Secretary

Dated: April 29, 2014

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Stockholders Agreement, dated as of March 19, 2013, by and between Charter Communications, Inc. and Liberty Media Corporation (incorporated by reference Exhibit 10.1 to Liberty Media Corporation’s Quarterly Report on Form 10-Q filed on May 9, 2013).

7(b)	Voting Agreement, dated as of April 25, 2014, between Comcast Corporation and Liberty Media Corporation.

7(c)	Letter, dated as of April 25, 2014, from Charter Communications, Inc. to, and acknowledged by, Liberty Media Corporation.